SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 0-8622

                        MainStreet Financial Corporation
             (Exact name of registrant as specified in its charter)

    P.O. Box 4831, Martinsville, Virginia 24115-4831 Telephone (540) 666-6724 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $5.00 per share
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*  Rule 12g-4(a)(2)(ii)  [  ]  Rule 12h-3(b)(2)(i)  [  ]
Rule 12g-4(a)(1)(ii) [  ]  Rule 12h-3(b)(1)(i)   [X]*  Rule 12h-3(b)(2)(ii) [  ]
Rule 12g-4(a)(2)(i)  [  ]  Rule 12h-3(b)(1)(ii)  [  ]  Rule 15d-6           [  ]


Approximate number of holders of record as of the certification or notice date:
None

*MainStreet Financial Corporation was merged with and into a wholly owned subsidiary of BB&T Corporation on March 5, 1999.

    Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as sole shareholder of the successor by merger to MainStreet Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: March 12, 1999               BB&T CORPORATION

                                   By: /s/ Jerone C. Herring
                                   Name: Jerone C. Herring
                                   Title: Executive Vice President and Secretary

C#FORM 15 TRANS LTR
                                           [BB&T Corporation letterhead]



March 12, 1999


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

         Re:      MainStreet Financial Corporation -- Form 15

Ladies and Gentlemen:

     On behalf of MainStreet Financial Corporation (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $5.00 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                  Very truly yours,

                                  BB&T CORPORATION


                                  By: /s/ Jerone C. Herring
                                  Name: Jerone C. Herring
                                  Title: Executive Vice President and Secretary